Andrei Sirabionian Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4089 Main 212.407.4000 Fax 212.937.4990 asirabionian@loeb.com

June 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Re:	Blue Water Acquisition Corp. III
Amendment No. 2 to Registration Statement on Form S-1
Filed May 23, 2025
File No. 333-285075

Ladies and Gentlemen:

On behalf of our client, Blue Water Acquisition Corp. III (the “Company”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated June 5, 2025, relating to the above-referenced Registration Statement on Form S-1.

The Company is filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Part II. Information not required in prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.2, page II-2

1.	We note that assumption 2.10 in Exhibit 5.2, assumes the due authorization and execution of all documents. This assumption appears overly broad as it relates to the company. Please have counsel revise the opinion as appropriate to exclude the company from this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company is filing the revised Exhibit 5.2 removing assumption 2.10.

If you have any questions, please feel free to contact me at (212) 407-4089. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Andrei Sirabionian
Andrei Sirabionian, Esq.

cc: Joseph Hernandez